Via EDGAR

August 4, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Abby Adams

Re: Medinotec Inc.

Registration Statement on Form S-1

Filed June 2, 2022

File No. 333-265368

Dear Abby Adams:

I write on behalf of Medinotec, Inc. (the “Company”) in response to Staff’s letter of June 28, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 2, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement on Form S-1 Filed June 2, 2022

About Forward-Looking Statements, page 1

1. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the

Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Private Securities Litigation Reform

Act, or make clear each time you refer to the Private Securities Litigation Reform Act that the safe harbor does not apply to initial public offerings.

In response to this comment, the Company updated its disclosure to remove reference to the Private Securities Litigation Reform Act.

Prospectus Summary, page 2

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest. For example, to the extent the holding company registering these securities has only two employees, revise to clarify when you are addressing an operating entity and which operating entity. For example, throughout the risk factors, you discuss the impact of COVID-19 on your personnel, suppliers, etc. on page 6, your failure to integrate acquired businesses on page 8 all appear to address operating entities. Then,

when discussing employees, you address two employees on page 26 as opposed to the employee disclosure on page 31 and the 21 employees disclosed on page 45, without providing context for the entity to which you refer. Then, on page 44, you state that

"Medinotec" conducts your R&D. These are only examples. Revise the document throughout.

In response to this comment, the Company has inserted a group structure with definitions naming conventions and founding dates. Subsequently, the Company also updated all risks and company related referrals to the correct entity or the group as a whole as it is described in the Summary section. The Company also updated the fact that where it uses the following wording “we”, “us”, “our”, or “the Company” it will refer to the group of companies unless it is used under another heading which clearly introduces the entity that is being discussed.

3. Please revise the summary to clarify, if true, that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash.

Please also disclose any restrictions or other factors that could inhibit your subsidiaries'

ability to pay dividends or make other distributions to your company.

In response to this comment, Medinotec Inc. is at the moment a holding company at submission date of the registration statement, but it will facilitate the sales of all products in the United States directly in the near future. Therefore, over time as the business plan realizes, is it expected that Medinotec Inc. will become the primary operating company within the Medinotec Group of Companies and the South African DISA Medinotec Proprietary Limited Incorporated will be the manufacturing platform for the operations in America and other counties. The Central Reserve Bank of South Africa oversees the flow of currency in and out of the republic of South Africa and the South African Revenue services oversees all transfer pricing issues. The Medinotec Group of Companies has a transfer pricing bench marking in place for future planned transactions between its South African subsidiaries and the American Parent and makes use of an external exchange control advisor to ensure any cross-border transactions complies with the requirements of both the Reserve Bank and the South African Revenue services. This is an approval process for the flow of funds and therefore may cause timing delays to transfer funds cross border but does not mean that it is disallowed entirely. We have successfully concluded a Private Placement during June 2022 to the value of $ 3.3 Million in the name of Medinotec Inc., and this raise provides enough cashflow to fund the American operations and therefore we do not foresee that in the near future there will be intercompany or cross border dependence for operational activities. Once Medinotec Inc. establishes its own sales network the company is expected to become self-sustaining.

4. Revise your summary to clarify which products you reference have been granted approval by the FDA or foreign regulators and pursuant to what approval pathway. Where you discuss FDA approval for your Trachealator product, clarify for what use it has been FDA approved. For those products not yet approved, such as your Lamprey Suction Dissector,

Aortic Perfusion and Dilation Catheter, Chronic Total Occlusion Catheter and Tracheal

Stent, state in narrative form their current stage of development and their expected path to

FDA-approval. Revise your disclosure to balance any statements about your expectations of their future contribution to your company with the reality that they may not obtain

FDA-approval in the time frame you anticipate and may never obtain FDA-approval.

In response to this comment, the Company has updated the business summary to reflect the following related to FDA approvals. The Company also stated that its primary activity is working toward the success of the Trachealator for which FDA was already approved, all that other products have a limited bearing on the business plan in totality. The Company may therefore take time to get through the process with non-FDA approved devices, as delays and setbacks with timing and resources occur, with the understanding that many of the Company’s devices are similar to already approved devices and that these delays and setbacks are expected to be minimal.

The Trachealator was granted approval by the FDA through the 510(k) substantially equivalence process for Class II medical devices. The FDA approval was given for the use of the device in dilatation techniques to open or expand stenosis in the airway.

The Cape Cross semi-compliant and non-compliant PTCA balloon catheters received the CE Mark and are expected to be submitted for FDA approval by the third quarter of 2022. The Conformitè Europëenne (CE) Mark is defined as the European Union’s (EU) mandatory conformity marking for regulating the goods sold within the European Economic Area (EEA) since 1985. The CE marking represents a manufacturer’s declaration that products comply with the EU’s New Approach Directives. These directives not only apply to products within the EU but also for products that are manufactured in or designed to be sold in the EEA.

Lamprey Suction Dissector also received the CE Mark. The product will be submitted for FDA approval in the near future once a feasibility study has been concluded..

Aortic Perfusion & Dilation Catheter is in R&D, testing and pre-production prototyping stages of development – it is envisaged to be submitted for FDA approval in of the 2023 financial year.

The Micro CTO catheter is in the R&D, testing and pre-production phases of development but due to the similarities to the Cape Cross catheters, it is expected to be submitted to the FDA by the end of the 2023 financial year.

The tracheal stent is still in the in R&D, testing and pre-production stages of development and its submission to FDA is envisaged to be possible during 2023 financial year.

This business plan is drafted around the expected success of the Trachealator for which FDA was already approved, all other products have a limited bearing on the business plan in totality.

For the remainder of the products, for example the Cape Cross Balloon Catheter family of products, we do not foresee any material objections by the FDA following the 510(k) pathway as these are commoditized products and aligned with similar products in the market already. Therefore, these are not new inventions and also do not hold any novel attributes. These products have obtained the CE Mark and therefore we have the ability to create a European market in what we believe is the unlikely instance of a hold up in the FDA process. Similarly, the Chronic Total Occlusion catheter has no unique features when compared to other competitive products in the market and therefore we do not anticipate any regulatory push back that cannot be adjusted or modified with ease to comply.

The principles in the design of the Aortic Prefusion and Dilution catheter are similar to those employed in the design of the Trachealator and therefore the risk in not achieving appropriate regulatory approvals is minimal since the Trachealator already received FDA and CE Mark.

The Tracheal Stent and Lamprey are the only products that could be considered as having in our opinion novel and innovative features over other competitive products in the market and therefore pose a risk of potential significant delays due to their novelty. It should be noted that the Lamprey already achieved the CE Mark.

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5. To the extent any of your products are not approved by the FDA or comparable foreign regulator, revise to avoid any description such as "world class," or which suggests the product candidate is effective and likely to be approved by the FDA. To the extent your use of these terms was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

In response to this comment, the Company has adjusted the verbiage throughout and removed any reference to “world class” and / or substituted with a more appropriate and substantiated description.

6. We note several references here and throughout the prospectus to Medinotec being a

"global leader" in tracheal dilation technology and similar claims. Please substantiate your claims or revise them to state that these are your beliefs.

In response to this comment, the Company is currently in management’s opinion considered a global leader in tracheal non-occlusive airway dilation technology, because, in management’s belief, the device is based on a novel approach of not being occlusive in nature.

7. You refer to the Lamprey Suction Dissector as "safely combining the processes of suctioning blood . . .", however, it appears from the chart on page 43 that this potential product is not FDA-approved. As safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators, and they continue to be evaluated throughout the approval process, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from any trials or clinical studies without including conclusions related to safety or efficacy.

In response to this comment, the Company removed references of safety from non-FDA approved devices.

8. We note your statement that through this listing, you intend to build a powerful distribution arm in the US. Please clarify how you intend to do this given that this offering will not provide any proceeds to the company.

In response to this comment, the Company has updated its disclosures to include a private placement where $3.3 Million was raised and concluded in June 2022 and therefore this cash will be deployed to establish infrastructure and employ a work force in the United States.

9. Revise the summary to provide a diagram of your corporate structure and include a more complete narrative description of the various related entities and their roles. We note references to the following entities in the company overview and related party transactions sections and in Notes 13 and 14 to the financial statements:

• Medinotec, Inc. (the company registering stock on the Form S-1);

• Minoan Capital (Pty) Ltd ("Minoan Capital");

• DISA Medinotec (Pty) Ltd;

• Minoan Medical (Pty) Ltd, which may be referred to as "Minoan";

• DISA Life Sciences (Pty) Ltd ("DISA Life Sciences");

• Minoan Medical South Africa--referenced in Note 14; and

• Medinotec Group USA -- referenced in Note 14.

In response to this comment, the Company has created a table describing relationships in short form as an introduction to each related party section. The Company further adjusted the related party disclosure to be more comprehensive and as to how arms-length was determined. Therefore, the reader can refer to the related party paragraphs to obtain a consistent definition across the document.

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10. Please add a section here in the summary to discuss your material risks in as prominent in detail and presentation as the discussion of your competitive advantages and growth strategies.

In response to this comment, the Company included a discussion of its material risks and referenced readers to the Risk Factor section.

Our substantial leverage and debt service obligations could adversely affect the business, page 4

11. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principal and interest.

In response to this comment, the Company adjusted the risk factor to reflect the following:

This is an unsecured loan from the related party Minoan Medical Proprietary Limited the prior shareholder of DISA Medinotec Proprietary Limited Incorporated. During the Covid challenges interest on the loan was waived due to the loan being classified as an equity investment at that stage. The Medinotec Group of Companies has a period of 3 years post any IPO date to repay the loan, during these 3 years the loan will carry interest at the prevailing prime lending rate of the time. The current prevailing prime lending rate in South Africa is 8.25%.

The Medinotec Group has the option to settle earlier, and settlement can be in cash or shares. Currently the intent of the Company is to settle this in Shares.

The loan account due to Minoan Medical on May 31, 2022 - $1,837,531, February 28, 2022 - $1,583,661 and February 28, 2021 $1,303,352

Interest charged for the quarter ending May 31, 2022 was R35,243 and a 1% movement in the interest rates constitutes a value of $18,375.

As of February 28, 2022, the related party loan had a balance of $1,583,661 with an estimated interest charge of $118,775 per annum at the prevailing prime interest rate of 7.5% at that date. A 1% movement in the interest rates constitutes a value of $15,837.

The interest rate chargeable is a guideline determined by the South African Reserve Bank and gets utilized by financial institutions to determine the financial gain they may derive from a loan. The Prime rate is therefore an arm’s length and justifiable rate that can be applied to a loan within the borders of the Republic of South Africa and therefore complies with the arm’s length definitions in ASC 850-10-50-6.

Risk Factors, page 4

12. We note that Gregory Vizirgianakis owns 81% of the outstanding ordinary shares of the company. Please revise the cover page to disclose these holdings as a controlling interest.

Include a standalone risk factor to clarify that minority shareholders will have little ability to influence the direction of the Company as a result of this voting control.

In response to this comment, the Company revised the cover page to disclose Mr. Vizirgianakis’ holdings as a controlling shareholder. The Company also included a standalone risk factor to clarify that minority shareholder will have little influence in the direction of the Company as a result of their minority holdings.

13. We note your officers work for the South African entities and their addresses are listed on the articles of incorporation in the U.A.E. Please provide a risk factor pertaining to the difficulty that U.S. stockholders will face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

• effecting service of process within the U.S. on your officers;

• enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

• enforcing judgments of U.S. courts based on civil liability provisions of the U.S.

federal securities laws in foreign courts against your officers; and

• bringing an original action in foreign courts to enforce liabilities based on the U.S.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

In response to this comment, the Company included a risk factor that encompasses all scenarios in this comment.

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Determination of Offering Price, page 22

14. Please revise this section to state the offering price of the common stock is $5.00 per share and that there is no public market for your common stock.

In response to this comment, the Company revised this section to state that the offering price is $5.00 per share and that there is no secondary public market for the Company’s common stock.

Selling Shareholders, page 22

15. Please disclose the terms of the private placement through which the selling shareholders obtained the shares of common stock being sold in this offering and when the private placement occurred.

In response to this comment, the Company conducted a private placement at a based on a pre-FDA valuation of $2 a share from Dec 2021 till June 2022, the minimum for a successful raise was $3.3 million and this minimum was exceeded in June. The round was closed on $3.3 million raised in escrow and share certificates issued to these shareholders. The round closed before the Company submitted the registration statement and therefore this is the full and final list of selling shareholders.

Description of Business, page 28

16. Please disclose the purchase price for the acquisition of DISA Medinotec Propriety

Limited.

In response to this comment, the Company included in the description of business segment: The consideration payable of $11 for the outstanding equity and Medinotec Group of Companies would take on the responsibility of the loan account payable to Minoan Medical of $1,583,661.

17. Revise to provide additional information on the need for government approvals (including

FDA approvals), effect of government regulation, and costs and effects of compliance with environmental laws on your business. Refer to Items 101 (vii), (ix), and (xi) of

Regulation S-K.

In response to this comment, the company benchmarked all relevant transactions against market norms and disclosed this bench marking process in the related party disclosures. The reader will be able to reperform these to get to the same conclusions

18. Revise to provide additional information regarding your sources and availability of supply and your dependence on one or a few related-party customers, as disclosed in the risk factor on page 11. Refer to Items 101(h)(v) and (vi) of Regulation S-K.

In response to this comment, the Company updated the risk factor to state that, “In order to manage any supply chain risk, we have identified key and crucial components in our manufacturing lines that we deem not to be readily available, and we have vetted 2-3 trusted suppliers which mitigates the risk of becoming overly reliant on a specific supplier. For all other non-key materials, we find that these are readily available from a variety of suppliers and therefore, the risk of sourcing them is minimal or non-existent.”

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Our Business Strategy, page 31

19. Clarify how the organic growth reported on page 32 is reflected in the history of your company.

In response to this comment, the Company revised its disclosures to state that, “To date, organic growth that has been shown in the strong track record and growth of the acquired DISA Medinotec Proprietary Limited Incorporated, South Africa, in its multiple years of existence, which has been supported by strong management teams and the development of intellectual property identified and then executed upon. This proven track record and strong growth paired with the successful private placement money raised by Medinotec Inc., positions the Medinotec Group of Companies well to grow into new markets. Regardless of whether we own 100% of the med-tech target or retain a smaller percentage ownership via acquisitions, the model is supported by the strength and reach of the distribution channels we have created or partnered with over the past years.”

20. On page 37, clarify the references to multiple reporting segments.

In response to this comment, the Company corrected the wording of the segments to refer to the Medinotec Group of Companies across the document.

Our Key Products, page 41

21. Revise page 41 to clarify the significance of the CE Mark for the Trachealator and to clarify what form of approval it received from the FDA in November 2021. Clarify if it has been approved by any other regulatory bodies for use in other countries. Similarly revise the status of your other products or potential products throughout this section to state the current status of their applications or approvals and in what jurisdictions. Where you state that a product is in development, such as the Cape CROSS PTCA Catheter, and "should be ready by the end of the first quarter of 2022," revise to clarify what you mean by "ready." For example, if you mean a prototype should be ready for testing, so state. If you have an anticipated timeline by which you believe it would be ready to submit to the

FDA for 501(k) premarket clearance, revise to clarify that and when you would expect to submit that application. Finally, where you state a potential product has been submitted for FDA approval, such as the Cape Cross Non-Compliant Catheter, disclose when the submission was made and for what form of approval.

In response to this comment, the Company updated its disclosures to include all the requested changes by this comment.

Product Development Pipeline, page 43

22. As Medinotec is a medical device company, revise to eliminate the pipeline table on page

43, which has the appearance of a drug product candidate pipeline table. You may convey the status of your potential products in the narrative disclosure.

In response to this comment, the Company removed the table and replaced with verbiage.

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Intellectual Property, page 44

23. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents licensed from third parties. In this regard it may be useful to provide tabular disclosure.

In response to this comment, the Company updated the Intellectual Property section with applications granted patents and time frames.

Employees, page 45

24. You state that you have 21 employees, but that your commercial team consists of over 100 individuals. Please explain the relationship of the individuals on the commercial team to your company and whether they are dedicated to only selling your products and if not how this may impact your operations. Please make conforming changes elsewhere in the prospectus.

In response to this comment,

as of February 28, 2022, we employed a total of 25 full-time employees and retained 3 independent consulting companies within the Medinotec Group of Companies of which DISA Lifesciences is the biggest. The "teams” below represent a combination of employees and independent consultants.

▪	Commercial team: Through our distribution partnerships with the 3 consulting companies, the Commercial team representing the products of the Medinotec Group of Companies consists of over 100 individuals responsible for all aspects of the sales process, including pricing, marketing, transportation and logistics, product development and general customer service. 12 of these 100 representatives currently have the products of the Medinotec Group of Companies as their core focus and the remaining 88 represent a blended basket of products which includes the products of the Medinotec Group of Companies and other products that are non-related to the group.

Management Discussion and Analysis

Results of Operations for the Years Ended February 28, 2022 and 2021, page 47

25. Please revise this discussion to identify and quantify the impact of all related party transactions and the related party involved for the periods presented.

In response to this comment, the Company adjusted the disclosure to include the reference to all material related party transactions.

Changes In and Disagreements with Accountants, page 54

26. Please revise this disclosure to address whether any principal accountant has resigned or was dismissed during your two most recent fiscal years or any subsequent interim period.

In this regard, we note your current independent auditor has only served since 2021. Refer to Item 304 of Regulation S-K.

In response to this comment, the Company updated to include the following: The current accountants were appointed in 2021 to perform a US GAAP standard audit. The prior accountants were not PCAOB registered. Therefore, the prior accountants now form a supportive role where they perform country specific overviews, for example the review of the country specific tax regulations, and the primary accountant which is PCAOB registered signs off on the financial statements.

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Note 3 - Summary of Significant Accounting Policies

Cost of Revenue, page F-18

27. Your disclosure here indicates this line item includes all manufacturing costs. Please tell us why your manufacturing costs do not include any depreciation expense associated with your property and equipment. Refer to Staff Accounting Bulletin 11.B and revise accordingly.

In response to this comment, due to the investment for the production facilities has taken place mainly during the 2019 and 2020 financial years this investment was done to increase capacity to a point where we could see ourselves as supplying the American Market once the product (the Trachealator) obtained FDA approval. This approval was only obtained in Nov 2021 and therefore the current production averages between 3 and 5% of total capacity.

Therefore, management depreciated the assets on a technological depreciation rate which will be far higher than the rate that will be attributed to the individual items as part of machine time used

At this stage management therefore feels an allocation of machine time to cost of sales will be immaterial and reported depreciation as one total line item. We will change this approach as soon as the capacity and utilization increase when we introduce the Trachealator to the American market. Allocations started to be made in the first quarter of the 2022/2023 financial year since all production and installation issues have been resolved and the company is therefore able to fully utilize labor and machine time in the manufacturing process only.

Note 13 - Related Party Transactions, page F-24

28. Please describe the nature of the control relationships between DISA Medinotec (Pty) Ltd and all of the related parties disclosed in these footnotes. This description should address all of the following people or entities:

• Medinotec Inc.

• Minoan Medical (Pty) Ltd

• CEO Dr Gregory Vizirgianakis

• Minoan Capital (Pty) Ltd

• DISA Life Sciences (Pty) Ltd

• Medinotec Group USA

• Medinotec South Africa

• Medinotec Group of Companies

Refer to ASC 850-10-50-6.

In response to this comment, the Company has created a table describing relationships in short form as an introduction to each related party section. The Company further adjusted the related party disclosure to be more comprehensive and as to how arm’s length was determined. Therefore, the reader can refer to the related party paragraphs to obtain a consistent definition across the document.

29. With regard to sales to parent and associates, transactions involving related parties cannot be presumed to be carried on an arm's length basis. Please substantiate that these transactions were consummated on terms equivalent to those that prevail in arm's length transactions. Refer to ASC 850-10-50-5.

In response to this comment, the company underwent an extensive bench marking exercise to provide backing for the use of the words arm’s length and market related this has been disclosed in the related party documentation and have been bench marked against international research databases and expert industry knowledge.

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Note 14 - Subsequent Events, page F-25

30. You disclose that this entity was transferred to Medinotec Inc. after year end. Please provide pro forma data under Article 11 of Regulation S-X if this transfer is not reflected in the financial statements included in your next amendment.

In response to this comment, the proforma information was adjusted and incorporated.

Exhibits

31. File the material lease for your production facility, referenced on pages 37 and 45, as required by Item 601(b)(10)(ii)(D) of Regulation S-K.

In response to this comment, the Company filed the lease.

32. We note from page 11 that you are substantially dependent on one related-party purchaser, selling over 70% of your merchandise to that party. File your agreements with that party as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to this comment, the Company filed the Exclusive Distribution Agreement.

Sincerely

/s/ Pieter van Niekerk

Pieter van Niekerk

Chief Financial Officer

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